

August 31, 2022

Thomas Baker
Chief Financial Officer
PC Connection, Inc.
730 Milford Rd.
Merrimack, New Hampshire 03054

      Re: PC Connection, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed March 14, 2022
          Form 10-Q for the Quarterly Period Ended June 30, 2022
          Filed August 4, 2022
          File No. 000-23827

Dear Mr. Baker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Interim Period Ended June 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 15

1. You state changes in customer and product mix affected your gross margin percentage. Please expand your disclosure to explain with more specificity why and how.

Liquidity and Capital Resources
Summary of Sources and Uses of Cash, page 22

2. Your disclosure appears to focus on how net cash used in operating activities was derived for each period as presented in the statement of cash flows. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed

from period to period. That is, your analysis should be on the reasons operating cash went from cash provided of $31.8 million in 2021 to cash used of $8.4 million in 2022. In performing your analysis, note that references to results, noncash items and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. For example, an increase in accounts receivable due to an increased level of sales as you cited does not appear to directly change cash. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

3.   We note your accounts receivable balance at June 30, 2022 is over 20% of your net sales for the twelve months ended the same date, and that it was just over 15% of annual net sales at December 31, 2017. Please explain to us why the accounts receivable balance has become a larger percentage of your net sales. It appears your accounts receivable has been a consistent negative adjustment in arriving at your net cash flows of operating activities on a three months basis in each quarter from the quarter ended September 30, 2020 through the quarter ended June 30, 2022. In connection with the previous sentence and along with the first sentence, please explain to us how your days of sales outstanding at December 31, 2021 and June 30, 2022 has decreased from the respective corresponding period ended amount.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services